Contact

www.linkedin.com/in/lucas-ahlquist-13759a10a (LinkedIn)

Top Skills

Financial Analysis
Financial Reporting
Financial Modeling

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Certifications

GRI Certified Standards Transition Course - Eugene, Oregon

Lucas Ahlquist

CFO | Young Mountain Tea
Medellín, Antioquia, Colombia

Experience

Young Mountain Tea

8 years 7 months

Chief Financial Officer

August 2019 - Present (5 years 3 months)
Springfield, Oregon

• Management of company's general ledger and general accounting services.
• Administer company financial model to forecast, budget, and perform cash flow analysis.
• Developed inventory projections across different sales channels and coordinated payments to national and international suppliers.
• Perform monthly sales reports and track key financial statements
• Alongside company founder, prepared financials, supplied projections and determined capital requirements to raise for projected company growth.
• Coordination and implementation of payroll system and retirement plan.
• Performed various marketing tasks including website development, social media content creation, email marketing, and used google analytics to track ecommerce metrics.
• Research and organization of USDA organic certification for imported teas, searching government websites for applications and cost share program documents (funding).
• Assisted in packaging, order fulfillment, inventory tracking, and communicating with customers.

Operations and Marketing Lead

February 2018 - July 2019 (1 year 6 months)
Springfield, Oregon, United States

Operations Lead

April 2016 - January 2018 (1 year 10 months)
Springfield, Oregon, United States

La Granada

Bilingual Operations Assistant

April 2016 - December 2019 (3 years 9 months)
Springfield, Oregon

Translated Spanish to English for seamless communication between staff and customers.

Managed basic accounting tasks with QuickBooks and handled cash register operations.

Supported online marketing through targeted social media engagement.

Assisted in kitchen operations, including meal prep and dishwashing, to maintain smooth service

IAT - Instituto Andaluz de Tecnología
Project Assistant Intern
September 2015 - December 2015 (4 months)
Seville, Spain

Crafted presentations on critical company projects, including SmartPort and Operational Management System, at the 6th IESM conference in Seville, showcasing innovative developments to an international audience.

Supported future project planning by conducting thorough internet research, translating key documents, and summarizing 50 articles for integration into the company's project database.

Authored three articles in Spanish to highlight upcoming company projects, enhancing the company's online presence and keeping stakeholders informed.

Aloha Beach Camp
Camp Counselor
July 2015 - August 2015 (2 months)
Malibu, California

Collaborated with fellow counselors to uphold safety procedures ensuring a secure location for campers inside and outside of the water. Acquired First Aid and CPR certification.

Instructed surfing lessons, coordinated games and activities, and facilitated an agreeable environment for children ages 5-14.

Oversaw groups of campers, often left as the only adult supervisor. Addressed issues having to do with camper dynamics, children with intellectual disabilities, and individual campers and communication with parents.

Socya
Operations Coordinator Intern
August 2013 - August 2013 (1 month)
Medellin, Colombia

Streamlined data management by consolidating records for over 10,000 clients and suppliers in Excel, ensuring a smooth transition to a new internal system.

Improved waste management practices by visiting trash and recycling facilities, leading to the implementation of upgraded garbage truck covers that reduced waste litter from vultures.
Collaborated with the Health and Safety department to organize and catalog inventory, update safety plans, and support various administrative tasks, enhancing overall workplace safety and efficiency.

Education

University of Oregon
Bachelor's Degree, Environmental Science · (2013 - 2017)